UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.______)*

AUXILIO, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05334N204
(CUSIP Number)

Auxilio, Inc.
26300 La Alameda, Suite 100, Mission Viejo, CA 92691
(949) 614-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MICHAEL HENRY MCMILLAN
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 583,333
	8	Shared Voting Power 0
	9	Sole Dispositive Power Common Stock: 583,333
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 583,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Common Stock: 6.24%(1)
14	Type of Reporting Person (See Instructions) IN
(1)	Based on 9,352,602 total outstanding shares of Common Stock, as provided by the Company's Transfer Agent as of January 17, 2017.

Item 1.  Security and Issuer
The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share ("Common Stock") of Auxilio, Inc. a Nevada corporation (the "Company" or the "Issuer"), with its principal executive offices at 26300 La Alameda, Suite 100, Mission Viejo, CA 92691.
Item 2.  Identity and Background
(a)
This Schedule 13D is filed by and on behalf of Michael Henry McMillan ("McMillan" or the "Reporting Person").  The Reporting Person was appointed as a director and executive officer of the Issuer on January 13, 2017.

(b)	The Reporting Person's business address is c/o Auxilio, Inc., 26300 La Alameda, Suite 100, Mission Viejo, CA 92691.
(c)
The Reporting Person's principal occupation or employment is President of Auxilio, Inc., and President of CynergisTek, Inc., a subsidiary of Auxilio, Inc. which has its principal business address at 11410 Jollyville Road, Suite 2201, Austin, Texas 78759.

(d)	McMillan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
McMillan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has McMillan been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	McMillan is a citizen of the United States of America.
Item 3.  Source and Amount of Funds or Other Consideration
On January 13, 2017, McMillan obtained 583,333 shares of Common Stock in connection with the acquisition by the Company of all of the outstanding common stock of CynergisTek, Inc. ("CynergisTek") pursuant to a Stock Purchase Agreement between the Company, McMillan, and Dr. Michael G. Mathews (the "Transaction").  Prior to the closing of the Transaction, McMillan owned 2,750,000 shares of CynergisTek common stock (the "CynergisTek Shares"), and exchanged the CynergisTek Shares for the 583,333 shares of the Company's common stock in the Transaction.  No other consideration was paid by McMillan for the shares of the Company's common stock the ownership of which is reported in this Schedule 13D.  Pursuant to the Transaction, CynergisTek became a wholly owned subsidiary of the Company. In connection with the Transaction, McMillan was also appointed as a director and President of the Company.
Item 4.  Purpose of Transaction
McMillan holds the shares of Common Stock of the Company as reported herein for the purpose of investment.
McMillan may, from time to time and for his own account, increase or decrease his beneficial ownership of Common Stock or other securities of the Company. McMillan has not reached any decision with respect to any such possible actions.  If McMillan does increase or decrease his beneficial ownership of common stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D, and other than his service as a director and President of the Company, McMillan does not have any plans or proposals which relate or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
(a)	As of the date hereof, the Reporting Person beneficially owns 583,333 shares of the Issuer's Common Stock.
(b)	The Reporting Person has sole voting and sole dispositive power over such shares. No other person shares any voting or dispositive power of such shares.
(c)	Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.
(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.
(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits
The Stock Purchase Agreement (incorporated herein by reference to Exhibit 99.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on January 17, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2017	/s/ Michael H. McMillan
Date	Signature